

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

May 23, 2011

Eric Stoppenhagen
President
Digipath, Inc.
1328 W. Balboa Blvd. Suite C
Newport Beach, CA 92661

> **Re:** **Digipath, Inc.**
> **Amendment No. 3 to Registration Statement on**
> **Form 10-12G**
> **Filed April 29, 2011**
> **File No. 000-54239**
>
> **Form 10-Q for the period ended March 31, 2011**
> **Filed May 11, 2011**
> **File No. 000-54239**

Dear Mr. Stoppenhagen:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our letter dated April 27, 2011 and re-issue the comment in part. Please clarify that despite the prior experience of Mr. Stoppenhagen effecting reverse mergers with private companies, you do not have the same business purpose, if true.

2.   We note your response to comment 2 on page 5 that you are dependent on a few existing customers.  Please revise to identify your significant customers and specify the percentage that each contributes to your total revenues.

Business of Issuer, page 3

3.      We note your response to comment 6 and re-issue the comment in part. Please revise
        your disclosure here and your MD&A section to clearly distinguish between services you
        currently provide and potential services you plan to provide.

Plan of Operations, page 4

4.      We note your response to comment 4 and re-issue the comment in part:

        •       Please clarify if the platform and methodology will be available to your
                competitors.  Also, clarify what makes the "6D Focus Methodology" proprietary.

        •       Based on the services you have provided thus far, please revise your disclosure to
                discuss possible estimated costs, including the basis of such costs for each of the
                steps.

Risk Factors, page 7

We have no revenue and cannot assure that we will have revenue or profits in the future, page 7

5.      Please reconcile this risk factor with your disclosure on page 11 where you state that you
        "commenced earning revenue in January 2011."

Directors, Executive Officers, Promoters and Control Persons, page 14

6.      We note your response to comment 8.  Please revise to specifically clarify that the "no or
        nominal" operational status of the identified companies applied during the duration of
        Mr. Stoppenhagen's associations.  Also, it remains unclear how you are able to attribute
        Mr. Stoppenhagen's digital pathology experience to his association with Trestle and
        Biolmagene since both had no or nominal operations during his association.  Please
        revise to clarify.

Recent Sales of Unregistered Securities, page 18

7.      Please provide the information required by Item 701 of Regulation S-K for the 10,000
        restricted shares of your common stock issued for services rendered to an unrelated party.

Form 10-Q for the Period Ended March 31, 2011

Results of Operation, page 12

8.      Please revise to elaborate on the specific services provided that lead to the revenues
        earned and discuss the number of clients that contributed to the disclosed revenues and
        the arrangements associated with those clients.

Exhibits

9.      Please tell us why you have not listed any governing documents or material contracts in your exhibit index.

Exhibit 31

10.     We note that you omitted the phrase "over financial reporting" in paragraph 4(b) of your certification.  We also note that you refer to the "quarterly report" instead of "report" in paragraphs 2 and 3 of your certification.  Please confirm to us in writing that all future certifications will conform to the exact language required by Item 601(b)(31) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jonathan Wiggins, Accounting Examiner, at (202) 551-3694 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.  Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

                                        Sincerely,


                                        Duc Dang
                                        Attorney-Advisor